Reporting Person:                                                Future Fund Board of Guardians
Issuer & Ticker Symbol:                                     The Howard Hughes Corporation [HHC]
Date of Event Requiring Statement:                  November 9, 2010

Explanation of Responses:

(1) The shares of Common Stock and Warrants are held directly by Brookfield Retail Holdings II LLC, a Delaware limited liability company (“BRH II”).  The Reporting Person, as the holder of Class A interests in BRH II, may be deemed to have an indirect pecuniary interest in an indeterminate portion of the shares of Common Stock and Warrants that are directly beneficially owned by BRH II. In accordance with Instruction 4(b)(iv), the entire amount of the Common Stock and Warrants held by BRH II is reported herein.  The Reporting Person disclaims beneficial ownership of all shares of Common Stock and Warrants that are beneficially owned by BRH II, except to the extent of any indirect pecuniary interest therein.

(2) Each Warrant entitles the holder to purchase one share of Common Stock at an initial exercise price of $50.00 per share, subject to adjustments as provided in the warrant agreement, dated as of November 9, 2010, by and among Mellon Investor Services LLC, as warrant agent, and the Issuer.  The Warrants were acquired for no additional consideration pursuant to the terms of the Amended and Restated Cornerstone Investment Agreement, effective as of March 31, 2010, by and between General Growth Properties, Inc. and Brookfield Retail Holdings LLC (formerly known as REP Investments LLC).